UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 1, 2011

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607 AND 333-170200) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated October 3, 2011.

•	Press Release dated October 7, 2011.

•	Press Release dated October 13, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: November 1, 2011	By:	/s/ “Alison T. Love”
Alison T. Love

NEWS RELEASE

Enbridge to Expand Access to Eastern Markets for Western Crude Oil

CALGARY, Alberta; Houston Texas – October 3, 2011 – Enbridge Inc. (TSX, NYSE: ENB) and Enbridge Energy Partners, L.P. (NYSE: EEP) (“EEP”, or the “Partnership”) announced today two projects that will provide increased access to refineries in the U.S. upper midwest and in Ontario, Canada for light crude oil produced in western Canada and the U.S. The project involves the expansion of EEP’s Line 5 light crude line between Superior, Wisconsin and Sarnia, Ontario by 50,000 barrels per day, at a cost of approximately $100 million. Complementing the Line 5 expansion, Enbridge plans on reversing a portion of Line 9 in western Ontario to permit crude oil movements eastbound from Sarnia as far as Westover, Ontario, at a cost of approximately $20 million. Subject to regulatory approvals, both projects are targeting to be in service in late 2012.

The expansion of Line 5 and reversal of Line 9 between Sarnia and Westover can be economically achieved with upgrades or modifications of facilities and does not require installation of new pipeline.

The project will enable growing light crude production from the Bakken shale and from Alberta to meet refinery needs in Michigan, Ohio and Ontario. The project provides another much needed transportation outlet for light crude, mitigating the current discounting of supplies in this basin while also providing more favourable supply costs to refiners currently dependent on crudes priced off of the Atlantic basin.

“We are pleased to be able to provide this high value solution to our shippers,” said Stephen J. Wuori, President, Liquids Pipelines, Enbridge Inc. “With a Brent-to-WTI differential running in excess of $20 per barrel, compared with the historical parity relationship, there is significant value to be captured by increasing the pipeline capacity to move western Canadian and Bakken light crude supply to eastern refiners. This project will utilize the international joint toll (IJT) feature provided for in the new Enbridge Competitive Toll Settlement, which will enable us to provide an attractive toll from western Canada all the way through to refiners in the U.S. upper Midwest and Ontario.

“This is an attractive project for EEP,” added Mark Maki, President of the Partnership. “The project can be undertaken generally within our existing rights of way and will utilize a standard FERC cost of service model that will provide additional distributable cash flow to the Partnership once the project is placed into service.”

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

About Enbridge Energy Partners, L.P.

Enbridge Energy Partners, L.P. owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 13 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 70 percent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 2.5 billion cubic feet of natural gas daily.

Enbridge Energy Management, L.L.C. (NYSE: EEQ) manages the business and affairs of the Partnership and its sole asset is an approximate 14 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, (NYSE: ENB) (TSX: ENB) is the general partner and holds an approximate 24 percent interest in the Partnership.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge and its affiliate EEP believe that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in the Canadian securities filings for ENB, and American SEC filings for ENB and EEP. While Enbridge and EEP make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge and EEP assume no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey	Jody Balko
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-5720
Email: jennifer.varey@enbridge.com	Email: jody.balko@enbridge.com

Lorraine Little	Douglas Montgomery
Media	Investment Community
(713) 353-6317	Toll-free: (866) EEP INFO or (866) 337-4636
Email: usmedia@enbridge.com	E-mail: eep@enbridge.com

NEWS RELEASE

Enbridge enters Canadian Midstream business with $900 million investment in Cabin Gas Plant Development

CALGARY, Alberta – October 7, 2011 – Enbridge Inc. (TSX, NYSE: ENB) announced today that it has reached agreement with Encana Corporation (TSX, NYSE: ECA), on behalf of certain co-owners of the Cabin Gas Plant Development (collectively the “Selling Owners”), whereby Enbridge will become the majority owner in the Cabin Gas Plant Development located 60 kilometers northeast of Fort Nelson, British Columbia in the Horn River Basin.

Under the terms of the Asset Purchase and Sale agreement, Enbridge will acquire a 57.6% interest in Phases 1 and 2 of the Cabin Gas Plant Development which together will be capable of processing 800 million cubic feet per day (Mmcf/d) of natural gas. Upon completion of Phases 1 and 2, Enbridge’s total investment is expected to be approximately $900 million.

Phase 1 of the development will have 400 Mmcf/d of natural gas processing capacity. The plant is currently under construction and is expected to be in-service in the third quarter 2012. Phase 2 will add an additional 400 Mmcf/d of capacity and has been sanctioned by producers and received regulatory approval. The Phase 2 plant is expected to be ready for service in the third quarter 2014. Capacity for both Phases 1 and 2 has been fully taken up by Horn River producers.

“Our investment in the Cabin Gas Plant Development is a substantial initial step in the execution of our strategy to establish a strong position in the Canadian Midstream business focused on growing unconventional gas production in B.C. and Alberta,” said Al Monaco, President, Gas Pipelines, Green Energy & International. “This strategy involves leveraging our gas midstream capabilities from our extensive U.S. operations together with the advantageous cost of capital we can bring to the infrastructure needs of this active area.

“Phases 1 and 2 of Cabin will generate an attractive return and provide a significant and growing earnings contribution for years to come, which aligns very well with Enbridge’s reliable business model. The investment also comes with substantial growth potential from future development of phases 3 through 6.”

Mr. Monaco added, “This investment once again demonstrates Enbridge’s ability to work with producers to strengthen the competitiveness of the Western Canadian Sedimentary Basin by providing cost-effective energy infrastructure. We are very pleased to be part of the Cabin development and look forward to working with all producers and communities in the region.”

With gas in place estimated at between 400 to 550 trillion cubic feet, the Horn River natural gas play is one of the most prolific in North America. The region requires new gas infrastructure to enable producers to realize the full potential of the basin. The Cabin Gas Plant Development provides an industry solution to ensure scalable processing capacity to accommodate future growth and to minimize the infrastructure footprint in the region. The entire development has the potential to include up to six phases with an ultimate capacity of 2.4 billion cubic feet per day.

The transaction would involve payment by Enbridge to the Selling Owners of approximately $250 million at the expected transaction closing date in December 2011. Closing of the transaction is subject to normal closing conditions.

Enbridge and the Selling Owners have reached agreement on the terms of a long-term Midstream Services Agreement (MSA) whereby the Selling Owners have provided a long-term take-or-pay throughput commitment for their pro-rata share of Phase 1 and 2 plant capacity. Under the MSA, the Selling Owners may elect to extend the term of the agreement and request expansions of the Cabin Gas Plant Development. Enbridge will expand the plant facilities under agreed terms and subject to certain conditions.

Enbridge will become the Operator when the Phase 1 plant goes into service. As Operator, Enbridge will be responsible for plant operations and expansions. The non-selling owners will continue to fund the remaining 42.4% investment in the Cabin Gas Plant Development and have the right to utilize their pro-rata share of plant capacity. Enbridge may acquire additional ownership interests in the Cabin Gas Plant Development.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and green energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey	Jody Balko
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-5720
Email: Jennifer.varey@enbridge.com	Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Completes Acquisition of Tonbridge Power Inc.

CALGARY, Alberta, October 13, 2011 – Enbridge Inc. (TSX, NYSE: ENB) announced today the closing of its acquisition through a plan of arrangement of all outstanding common shares of Tonbridge Power Inc. (“Tonbridge”) for $20 million.

As part of the plan of arrangement, Enbridge will also repay approximately $50 million of debt incurred in the development of the Montana-Alberta Tie-Line (MATL) power transmission project being developed by Tonbridge. Enbridge will also inject further funding to complete the first 300 megawatt (MW) phase of MATL as well as a low cost expansion to 550-600 MW. The total cost to Enbridge for both phases of MATL is expected to be approximately $300 million, of which approximately half is being funded through a low cost 30-year loan from the Western Area Power Administration of the U.S. Department of Energy.

MATL is a 345-kilometer transmission line from Great Falls, Montana to Lethbridge, Alberta, designed to take advantage of a growing supply of electric power in Montana, including green power production, and the buoyant power demand of Alberta. Required permits for the first phase of MATL have been obtained and the project has secured long-term, take-or-pay contracts for the system’s entire northbound capacity. In addition, Tonbridge also has a 200-km southern extension of MATL, the Green Line, in early development.

“We are delighted to welcome the Tonbridge team to Enbridge,” said Richard Bird, Executive Vice President, Chief Financial Officer and Corporate Development, Enbridge Inc. “Tonbridge management will bring their power transmission project development expertise and experience, and with Enbridge adding our strong core competencies in project management and execution, we will focus on bringing the line into service in mid-2012. We also look forward to working with our new team to act on future opportunities to grow and expand our power transmission business.”

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 860 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey	Jody Balko
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-5720
Email: jennifer.varey@enbridge.com	Email: jody.balko@enbridge.com